Exhibit 99.8(w)

April 12, 2007

Protective Life Insurance Company

(formerly Chase Insurance Life and Annuity Company)

Attn: General Counsel

1600 McConnor Parkway

Schaumburg, IL 60196-6801

Re:                             Action Requested — Distribution, Shareholder Servicing, Administrative Servicing and Fund/SERV Agreements relating to Janus Adviser Series, Janus Aspen Series and/or Janus Investment Fund.

Dear Client:

Effective December 4, 2006, the Securities and Exchange Commission adopted amendments to Rule 22-c(2) (and as may be amended from time to time, the “Rule”) of the Investment Company Act of 1940 (the “1940 Act”). The Rule requires that, by April 16, 2007, Janus enter into written agreements with its financial intermediaries (as such term is defined in the Rule) whereby each such financial intermediary agrees to provide Janus with certain shareholder identity and transaction information and to carry out certain instructions from Janus. These requirements are designed to allow Janus to more effectively enforce its market timing policies in an effort to protect Janus and its shareholders from the harmful effects of short-term trading.

You (“Intermediary”) are currently party to one or more of the above (or similar) agreements with one or more of the Janus entities (all such agreements of which you are currently a party are collectively referred to herein as the “Current Agreements”). In order to comply with the Rule, Janus and Intermediary desire to supplement the Current Agreements pursuant to and in accordance with this letter agreement (“Letter Agreement”). In no event, however, shall the provisions of this supplement require any actions of Intermediary that would be inconsistent with the Rule.

For good and valuable consideration, the receipt of which is hereby acknowledged, Janus and Intermediary hereby agree to supplement the Current Agreements as follows:

1.                                      Shareholder Information

1.1                               Agreement to Provide Information.  Intermediary agrees to provide Janus, upon written request, the taxpayer identification number (“TIN”), if known, of any or all Shareholder(s) of the account and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of every Shareholder-Initiated Transaction held through an account of Janus maintained by the Intermediary during the period covered by the request. Additionally, in the event that Janus deems necessary in order to investigate compliance with policies established by Janus for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by Janus, upon Janus’ request, Intermediary agrees to provide the foregoing shareholder information for Excluded Transactions.

1.1.1                     Period Covered by Request.  Requests must set forth a specific period, not to exceed ninety (90) days from the date of the request, for which Shareholder-Initiated Transaction information is sought. Janus may request Shareholder Initiated Transaction or Excluded Transactions, if information older than ninety (90) days from the date of the request as it deems necessary to investigate compliance with policies established by Janus for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by Janus.

1.1.2                     Form and Timing of Response.  Intermediary agrees to transmit the requested Shareholder-Initiated Transaction information (or Excluded Transactions information if applicable) that is on its books and records to Janus or its designee promptly, but in any event not later than ten (10) business days, after receipt of a request. If the requested information is not on the Intermediary’s books and records, Intermediary agrees to: (i) use its best efforts to identify any accountholders who are themselves intermediaries, and obtain and forward (or have forwarded) the underlying shareholder identity and transaction information from those indirect intermediaries; or (ii) if directed by Janus, block further purchases of fund Shares from the indirect intermediary. In such instance, Intermediary agrees to inform Janus whether it plans to perform (i) or (ii). Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to Janus should be consistent with the NSCC Standardized Data Reporting Format. For purposes of this provision, an “indirect intermediary” has the same meaning as provided for in the Rule.

1.1.3                     Limitations on Use of Information.  Janus agrees not to use the information received for marketing or any other similar purpose without the prior written consent of the Intermediary.

1.2                               Agreement to Restrict Trading.  Intermediary agrees to execute written instructions from Janus to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by Janus as having engaged in transactions of the fund’s Shares (directly or indirectly through the Intermediary’s account) that violate policies established by Janus for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by Janus.

1.2.1                     Form of Instructions.  Instructions must include the TIN, if known, and the specific restriction(s) to be executed. If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

1.2.2                     Timing of Response.  Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five (5) business days after receipt of the instructions by the Intermediary.

1.2.3                     Confirmation by Intermediary.  Intermediary must provide written confirmation to Janus that instructions have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.

1.3.                            Definitions  For purposes of this Letter Agreement:

1.3.1                     For purposes of this provision, an “indirect intermediary” has the same meaning as in SEC Rule 22c-2 under the 1940 Act.

1.3.2                     The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by Janus under the 1940 Act that are held by the Intermediary.

1.3.3                              The term “Shareholder” means:

a.                                      the beneficial owner of Shares, whether the Shares are held directly or by the Intermediary in nominee name;

b.                                      as this Letter Agreement relates to retirement plan accounts, the Plan participant notwithstanding that the Plan may be deemed to be the beneficial owner of the Shares; and

c.                                       as this Letter Agreement relates to accounts of variable annuities or variable life insurance contracts, the holder of interest in a variable annuity or variable life insurance contract issued by the Intermediary.

1.3.4                     The term “Shareholder-Initiated Transaction” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract into or out of a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfer of assets within a Contract to a Fund as a result of “dollar cost averaging” programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Contract death benefit; (iii) pursuant to a Contract death benefit as a one-time set-up in Contract value; (iv) to allocate assets to a Fund through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract; (v) as pre-arranged transfers at the conclusion of a required free look period; (vi) automatically pursuant to a contractual or systematic program or enrollments such as transfer of assets within a Contract out of a Fund as a result of annuity payouts, loans, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (vii) as a result of any deduction or charge or fees under a Contract;(iii) within a Contract out of a Fund as a result of scheduled withdrawals or surrenders from a Contract; or (viii) as a result of payment of a death benefit from a Contract (collectively “Excluded Transactions”).

1.3.5                     The term “written” includes electronic writings and facsimile transmissions.

2.                                      Effectiveness of Agreement.

2.1                               Effective Date.  The provisions of this Letter Agreement shall become effective as of the final compliance date included in the Rule.

Please acknowledge your agreement to this Letter Agreement by signing where indicated below and return it to the following address:

Janus Distributors LLC

151 Detroit Street

Denver, CO 80206

Attn: Denise Roberson

Please address all questions or comments to Denise Roberson at 303-316-5765 or at denise.roberson@janus.com.

Sincerely,

Michelle Rosenberg
Assistant Vice President

AGREED AND ACKNOWLEDGED:

PROTECTIVE LIFE INSURANCE COMPANY
formerly CHASE INSURANCE LIFE AND ANNUITY COMPANY

By:	/s/ Carolyn M. Johnson
Name:	Carolyn M Johnson
Title:	Senior Vice President and Chief Operating Officer, Life and Annuity Division

JANUS SERVICES LLC

By:	/s/ Russell Paul Shipman
Name:	Russell Paul Shipman
Title:	Senior Vice President